

July 20, 2012

Via E-mail
Mr. Oliver Bialowons
President
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

>   **Re: SmartHeat Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed April 2, 2012**
>   **File No. 1-34246**

Dear Mr. Bialowons:

We have reviewed your response letter dated June 19, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note your response to prior comment one and understand that you intend to reclassify inventory impairment losses to cost of goods sold prospectively. We remind you to also revise your gross profit line item in your consolidated statements of operations and comprehensive loss, as well as the related narrative in MD&A, in future filings. Also, please help us better understand the underlying nature of your inventory and inventory advances and explain to us how you determine lower of cost or market value related to these balances.

2.   We note your response to prior comment two; however, the last sentence of your response does not appear to reconcile with the remainder of the paragraph. Please clarify and please also confirm to us that your response represents your draft disclosure.

3.   We note your response to prior comment four; however, it is not clear to us what, if any, evidence you have to support your belief that "most outstanding accounts receivable will be collected." Based on your response, we note that in the five months subsequent to December 31, 2011, you have only collected 16% of the gross accounts receivable that were outstanding as of that date. Please help us better understand how and why you continue to believe your receivables will be collected, including any discussions and/or

agreements you have had with your customers regarding the amounts they owe you. Please also tell us what, if any, remedies are available to you in the event your customers do not pay the amounts they owe.

4.   We note your response to prior comment five; however, it is not clear to us how your response reconciles with your accounting policies in your exchange act filings. We note your revenue recognition policy states that "sales revenue is recognized when PHEs, heat meters and heat pumps are <u>delivered</u>, and for PHE Units <u>when customer acceptance occurs</u>, the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured." We further note your disclosure and your response that states "sales generally provide for 30% of the purchase price on placement of an order, 30% on delivery, 30% upon installation and acceptance of the equipment after customer testing and 10% no later than the termination of the standard warranty period, which ranges from 3 to 24 months from the acceptance date." Based on your stated policies it appears to us that for PHEs, heat meters, and heat pumps, 60% of accounts receivable would already be due at the time you record the related revenue and for PHE Units, 90% of accounts receivable would already be due at the time you record the related revenue. Therefore, it remains unclear to us how your A/R aging is accurate. Please advise.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP